

GGL RESOURCES CORP.

February 16, 2010

DRILL PROGRAMS PROPOSED FOR NORTHWEST TERRITORIES GOLD DISCOVERIES

Vancouver, British Columbia – GGL Resources Corp. (TSXV: GGL) ("GGL"). Over the past few years, GGL has acquired by staking a 100% interest in a 120 km by 30 km area of the Providence Greenstone Belt ("PGB"). Greenstone belts are noted for their large base metal and gold production. The discovery of nickel, copper-zinc-lead-silver-gold VMS, and gold within the PGB confirms the potential of this greenstone belt. The following is an update on the gold properties found to date within the GGL claims.

Assays received after the 2007 exploration season confirmed GGL's first new gold discovery within the PGB. Exploration efforts in 2008 and late 2009 have been successful in identifying and expanding four gold-bearing zones. Two of these zones are near the northern and southern boundaries of the large (120 x 30 km) property and the other two are within 4 and 10 kilometres of the 20 man base camp in the central property area. Three of the four gold showings are new discoveries.

Ground geophysics and mapping were conducted at three of the gold zones in the fall of 2009 under the direction of Aurora Geosciences Ltd. ("Aurora"), our consultants. Aurora has now recommended drill programs and additional ground geophysical surveys for each of the three zones.

To facilitate the exploration of the large (approximately 3600 square kilometres) PGB property, the area was prioritized on the basis of geology and geophysics into numbered zones. The three gold-bearing zones have now advanced to the stage where they deserve proper property names.

KING JOHN (Formerly Area 1 or Area 35)

The King John property, four kilometres south of GGL's base camp, was originally identified in late 2007 following receipt of a 22.7 grams/tonne gold value from a grab sample from mafic volcanics containing arsenopyrite. In 2008 additional grab samples collected on trend 300 metres south included one assaying 27.8 grams/tonne. In 2009 prospecting located two grab samples assaying 4.35 and 1.35 grams/tonne 200 metres further south. The aforementioned three samples were collected over a distance of 500 metres. The area beyond and between these three samples is overburden covered and the entire zone is open along strike in both directions.

A ground magnetic and VLF-EM geophysical survey was conducted in late 2009. Shearing has been identified in most of the local outcrops which feature quartz, arsenopyrite and a silicate iron formation. A VLF conductor was traced for 1.5 kilometres and the axial trace of the VLF conductor may actually be reflecting the surface trace of the interpreted shear. The axial trace, which is obscured by overburden cover, lies 20 to 30 metres west of the gold samples.

An even higher resolution ground magnetic and ohm mapper survey, along with a first stage drill program has been recommended. Drilling success from this well defined target could lead to a second stage drill definition program.





#906-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.608-9887 | Toll Free 1.866.688.0546 | info@gglresourcescorp.com | gglresourcescorp.com



LORD CACHE: (Formerly Area 2, Area 8 or Area 1518)

The Lord Cache property, ten kilometres east of the GGL base camp, was targeted for surface investigation in 2008 on the basis of a subtle magnetic high and a coincident weak resistivity anomaly. A number of siliceous areas containing arsenopyrite occur near a contact between mafic volcanics and turbidite sediments. The original grab sample from this poorly exposed, till covered area assayed +40 grams/tonne gold. (Visible gold is seen in a thin section from this sample area.) Channel samples in the area of the high grade gold value returned results ranging from 0.01 to 20 grams/tonne gold plus several percent arsenic. Across a lake and 125 metres north of this gold area, a grab sample from a siliceous exhalite assayed +5 grams/tonne gold. The area is highly prospective for a structurally controlled gold zone at or near a mafic/sedimentary contact but hosted within a highly siliceous exhalite horizon.

A limited VLF-EM survey has traced an anomalous zone northwesterly along the north side of the lake. An extended high resolution ground magnetic and ohm mapper survey, along with follow-up diamond drilling is proposed for late Spring of 2010 to explore this property.

NOBLE COUNT: (Formerly Area 3 or 1006)

The Noble Count lies near the northern boundary of the GGL claims. The discovery of high grade gold in float nearby a 20 to 40 metres wide banded iron formation was made by Noranda some thirty years ago. As the area contains few rock exposures Noranda traced the formation for over three kilometres by ground geophysical surveys. Low gold values in the few rock exposures sampled led them to abandon the claims prior to determining the source of the two high grade gold samples.

Aurora confirmed the capability of ground geophysics in tracing the structure hosting the gold values. A high resolution ground magnetic walk survey was completed which documented significant folding and fault/shear structures. Two grab samples from different outcrops in 2008 and in 2009 assayed 8 and 5.11 grams/tonne gold respectively. Aurora recommends a program of higher resolution ground magnetic and ohm mapper surveying with a first phase drill program. They concluded that the anomalous gold values associated with a sulfide-silicate iron formation and the intense structural deformation is indicative of a highly prospective gold environment.

The total first stage budget for the above three gold properties is $1.93 million. GGL is actively pursuing financing and joint ventures for the PGB.

The independent Qualified Persons for the Company for the PGB project are Gary Vivian, M.Sc., P.Geol., President of Aurora Geosciences Ltd. and N.C. Carter, PhD., P.Eng., Consulting Geologist.

GGL RESOURCES CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, email: [illegible] or check our web site at www.gglresourcescorp.com

Forward-Looking Information: This news release contains "forward-looking statements" and the cautions regarding such statements apply.

#906-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.608.9887 | Toll Free 1.866.688.0546 | info@gglresourcescorp.com | gglresourcescorp.com